                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)


                    Security Capital Atlantic Incorporated
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)


                                  814137 10 5
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                                (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


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CUSIP No.  814137 10 5

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Security Capital Group Incorporated
     36-3692698

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]
3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF          7     SOLE VOTING POWER
SHARES                   23,853,211
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY                 0
EACH               9     SOLE DISPOSITIVE POWER
REPORTING                23,853,211
PERSON WITH       10     SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,853,211

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.9%

14   TYPE OF REPORTING PERSON

     CO
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                                 SCHEDULE 13D

     This Amendment No. 3 (this "Amendment") is being filed to a Schedule 13D dated and filed October 21, 1996 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("Security Capital") and amended on April 30, 1997 and October 8, 1997.

ITEM 1.  SECURITY AND ISSUER

     This Amendment relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Security Capital Atlantic Incorporated, a Maryland corporation ("ATLANTIC"), the principal executive offices of which are at Six Piedmont Center, Atlanta, Georgia 30305.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Merger dated as of April 1, 1998 between Security Capital Pacific Trust ("PTR") and ATLANTIC, upon the closing of the proposed merger described in Item 4 below, each Share of ATLANTIC common stock shall be converted into the right to receive one PTR common share of beneficial interest ("PTR Common Shares").

ITEM 4.  PURPOSE OF TRANSACTION

     Except as described below, there are no other changes to report from the responses previously provided in response to this Item requirement.

     Pursuant to an Agreement and Plan of Merger dated as of April 1, 1998 between PTR and ATLANTIC (the "Merger Agreement"), subject to certain terms and conditions and upon the consummation of the merger contemplated therein (the "Merger"), ATLANTIC shall be merged with and into PTR, which shall be the surviving entity, and that, in consideration for the Merger, each outstanding Share shall be converted into the right to receive one PTR Common Share and each share of ATLANTIC Series A Cumulative Redeemable Preferred Stock ("ATLANTIC Series A Preferred") shall be converted into the right to receive one share of PTR Series C Cumulative Redeemable Preferred Stock. Security Capital owns approximately 49.9% of the outstanding Shares and approximately 32.9% of the outstanding PTR Common Shares. Pursuant to the terms of the Merger Agreement, the Merger requires the approval of a majority of the outstanding Shares and the approval of two-thirds of the outstanding PTR Common Shares. No approval by the holders of the ATLANTIC Series A Preferred or any series of PTR preferred shares of beneficial interest is required to consummate the Merger. Upon consummation of the Merger, no shares of ATLANTIC Series A Preferred shall remain outstanding and, as a result, the Shares and the shares of ATLANTIC Series A Preferred will no longer be listed on the New York Stock Exchange or registered with the Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934, as amended.

     To induce the parties to enter into the Merger Agreement, Security Capital has entered into a Shareholder Voting Agreement with ATLANTIC and PTR pursuant to which, among other things and subject to certain terms and conditions, requires Security Capital (i) not to sell, otherwise dispose of, deposit into a voting trust, enter into a voting agreement or grant any proxy with respect to any of the Shares or the PTR Common Shares, (ii) to cause all of the Shares and PTR Common Shares it owns to be voted in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and to cause such Shares and PTR Common Shares to be voted against any alternative transaction (as further described in Section 5.4 to the Merger Agreement) to the Merger and (iii) not to initiate, solicit, or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to any alternative transaction to the Merger or engage in any negotiations or discussions concerning, or provide any confidential information or data to, any person with respect to any such alternative transaction or otherwise facilitate any effort or attempt to make or implement such alternative transaction. If either ATLANTIC or PTR exercises its rights under Section 5.4 of the Merger Agreement whereby it will consider a specific alternative transaction to the Merger, then Security Capital shall be relieved of the restrictions set forth in clause (iii) of the preceding sentence with respect to such specific alternative transaction. The Shareholder Voting Agreement will terminate upon the consummation of the Merger or the termination of the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) The following table sets forth, as of April 1, 1998, the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

                                            Number of Shares           Percent of
Person                                  Beneficially Owned(1)       All Shares(1)
------                                  ---------------------       -------------
Security Capital Group Incorporated          23,853,211(2)                49.9%
Samuel W. Bodman                                      0                     *
Hermann Buerger                                       0                     *
John P. Frazee, Jr.(3)                            6,250                     *
Cyrus F. Freidheim, Jr.                           2,500                     *
H. Laurance Fuller(4)                               500                     *
Ray L. Hunt(5)                                   17,000                     *
John T. Kelley, III(6)                              250                     *
William D. Sanders                                6,155                     *
Peter S. Willmott                                 1,406                     *
C. Ronald Blankenship                               500                     *
Thomas G. Wattles(7)                                 12                     *
Anthony R. Manno, Jr.                             1,500                     *
Jeffrey A. Cozad(8)                               1,000                     *

*    Less than 1%

(1) For each person who owns options or warrants that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options or warrants and that no other person has exercised any outstanding options or warrants.
(2) These Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital and are pledged to secure a $400 million revolving line of credit facility with a syndicate of banks. As of April 1, 1998, there were no borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by Security Capital of Security Capital Pacific Trust, Security Capital Industrial Trust, Homestead Village Incorporated and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with Security Capital and which invests in real estate operating companies in the United States. Security Capital estimates that the aggregate market value of the pledged securities exceeded $3.1 billion as of April 1, 1998. Security Capital was in compliance with all covenants under the line of credit as of December 31, 1997.
(3)  Shares are held in an IRA account.
(4)  Includes 250 Shares held by Mr. Fuller's wife.
(5) Includes 750 Shares held by a family trust for which Mr. Hunt is trustee, 2,250 Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney, 12,500 Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner and 750 Shares held by a corporation that Mr. Hunt owns. Excludes 750 Shares that Mr. Hunt's wife owns as separate property, of which Mr. Hunt disclaims beneficial ownership.
(6)  Shares are held in a trust for which Mr. Kelley is trustee.
(7)  Shares held by Mr. Wattles' children.
(8)  Shares are held by a trust for which Mr. Cozad is a trustee.

     (c) No transactions were effected by the persons in the foregoing table in the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3 and 4 above are incorporated herein by reference.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

     Exhibit 1 Agreement and Plan of Merger dated as of April 1, 1998 by and between Security Capital Pacific Trust and Security Capital Atlantic Incorporated (incorporated by reference to Exhibit 2.1 of the Security Capital Pacific Trust Form 8-K dated April 1,
                 1998)

     Exhibit 2 Shareholder Voting Agreement dated as of April 1, 1998 by and among Security Capital Group Incorporated, Security Capital Atlantic Incorporated and Security Capital Pacific Trust (incorporated by reference to Exhibit 99.1 of the Security Capital Pacific Trust Form 8-K dated April 1, 1998)
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                                   SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 3, 1998            SECURITY CAPITAL GROUP INCORPORATED



                                By: /s/ Jeffrey A. Klopf
                                    -------------------------------------
                                Name:  Jeffrey A. Klopf
                                Title:  Secretary